[Horizon Global Letterhead]

June 18, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1

(Registration Statement No. 333-203138)

Ladies and Gentlemen:

Horizon Global Corporation, a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-1 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on June 22, 2015 at 9:30 a.m. E.D.T., or as soon thereafter as practicable.

The Company acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Michael J. Solecki of Jones Day at (216) 586-7103 at your earliest convenience after the Registration Statement has been declared effective.

Very truly yours,

HORIZON GLOBAL CORPORATION

By:	/s/ Jay Goldbaum
Jay Goldbaum
Vice President and Secretary